SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                                  April 26, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Pamela A. Long, Assistant Director
              Nili Shah, Branch Chief
              Chris Edwards, Staff Attorney
              Dorine H. Miller, Examiner
              Jenn Do, Staff Accountant

              Re:   Amerityre Corporation
                    Registration Statement on Form S-1
                    Filed March 9, 2006
                    (File No. 333-132305)

Ladies and Gentlemen:

     On behalf of Amerityre Corporation ("Amerityre" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in the comment letter of March 22, 2006.

Exhibit 5.1 - Legal Opinion
---------------------------

1. Please revise the legality opinion to reflect that some of the shares subject to the opinion are already issued and outstanding.

     Response:
     ---------

     We have revised the legality opinion as set forth in Exhibit 5.1 to the registration statement to reflect that some of the shares subject to the opinion are already issued and outstanding.

2. Comments resulting from our review of the Company's annual report on Form 10-K have been previously provided to you in our comment letter dated March 16, 2006. Please be aware that the Staff cannot take action to accelerate the pending registration statement until the successful resolution of any issues relating to the examination of the Company's Form 10-K.

     Response:
     ---------

     On April 24, 2006, the Company filed amended quarterly reports on Form 10-Q/A for the periods ended September 30, 2005 and December 30, 2005, together with an amended current report on Form 8-K/A and a comment letter response. The Company believes that it has appropriately responded to all pending Staff comments set forth in its letter dated as of March 16, 2006 in the Company's April 24th filings. The Company respectfully requests that the Staff advise whether it has cleared all pending comments set forth in the March 2006 letter. If so, the Company will thereafter request acceleration of effectiveness of the pending registration statement.

                                          Very Truly Yours,

                                          /s/ Richard A. Friedman
                                          ------------------------
                                          Richard A. Friedman